Exhibit 99.2

ATIC International Investment Company LLC (Incorporated in Abu Dhabi) (Commercial Registration Number: 1170717)	Chartered Semiconductor Manufacturing Ltd. (Incorporated in Singapore) (Registration Number: 198703584-K)
JOINT ANNOUNCEMENT
PROPOSED ACQUISITION OF
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
BY WAY OF A SCHEME OF ARRANGEMENT
1.	Introduction

1.1	Acquisition. The respective Boards of Directors of Chartered Semiconductor Manufacturing Ltd. (the “Company”) and ATIC International Investment Company LLC (the “Acquiror”) are pleased to announce the proposed acquisition (the “Acquisition”) of the Company by the Acquiror, a special purpose vehicle incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi.

1.2	Implementation Agreement. The Company and the Acquiror (each, a “Party” and collectively, the “Parties”) have today entered into an implementation agreement (the “Implementation Agreement”) to effect the Acquisition by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”) and in accordance with the Singapore Code on Take-overs and Mergers (the “Code”).

2.	The Scheme

2.1	Terms. Under the Scheme:
2.1.1	all the issued and paid-up ordinary shares in the capital of the Company (“Company Shares”) held by the shareholders of the Company (“Company Shareholders”) of record as at a books closure date to be announced by the Company (the “Books Closure Date”) will be transferred to the Acquiror:
(i)	fully paid;

(ii)	free from all charges, mortgages, liens, hypothecations, judgments, encumbrances, easements, rights of pre-emption, securities, title retentions, preferential rights, preferential arrangements, trust arrangements or all other security interests or all other agreements or arrangements having a commercial effect analogous to the conferring of security or a similar right in favour of any person (“Encumbrances”); and

(iii)	together with all rights, benefits and entitlements attached thereto as at the date of this Announcement (the “Announcement Date”) and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date;
2.1.2	in consideration for such transfer, and upon and subject to the Scheme becoming effective, each Company Shareholder will be entitled to receive S$2.68 in cash for each Company Share (the “Scheme Consideration”), provided that if any dividend or distribution with respect to the Company Shares is declared or announced on or after the Announcement Date, and such dividend or distribution is paid or made to holders of Company Shares of record as at any date that is on or prior to the date on which the Scheme becomes effective in accordance with its terms (the “Effective Date”), the Scheme Consideration shall be reduced by the amount of such dividend or distribution; and

2.1.3	holders of American Depositary Shares (“ADSs”, holders of which are “ADS Holders”)[1] will be entitled to receive their consideration from Citibank, N.A., the ADS depositary under the ADS programme (the “ADS Depositary”), in accordance with the terms of the Deposit Agreement dated 4 November 1999 (the “ADS Deposit Agreement”) by and among the Company, the ADS Depositary and the ADS Holders and beneficial owners of ADSs evidenced by American Depositary Receipts issued thereunder. Based on the prevailing exchange rate from Bloomberg L.P. on 4 September 2009, the latest practicable date prior to the Announcement Date (the “Latest Practicable Date”), of S$1.4378 to US$1, the equivalent amount of consideration for each ADS is approximately US$18.64, less the applicable ADS Depositary’s fees, taxes and expenses. The actual amount per ADS that ADS Holders will receive will depend on the applicable prevailing exchange rate and the amount of applicable ADS Depositary’s fees, taxes and expenses.
2.2	Scheme Shares. The Scheme will be extended, on the same terms and conditions to:
2.2.1	all Company Shares, including Company Shares represented by ADSs; and

2.2.2	all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (i) the valid exercise of any options (the “Options”) granted under the Company’s Share Option Plan 1999 (the “ESOP”), (ii) the vesting of any awards (the “RSUs”) under the Company’s Restricted Share Unit Plan 2007 (the “RSU Plan”), (iii) the vesting of any awards (the “PSUs”) under the Company’s Performance Share Unit Plan 2007 (the “PSU Plan”), (iv) the valid conversion of any convertible redeemable preference shares in the capital of the Company (“CRPS”) into new Company Shares and (v) the valid exercise by Goldman Sachs International (“GS”) of its option to purchase new Company Shares granted by the Company to GS (the “GS Option”).
For the purpose of the Scheme, the expression “Scheme Shares” shall include all existing Company Shares and such new Company Shares.

2.3	Delisting, Termination of ADS Deposit Agreement and Deregistration with the SEC. Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the Singapore Exchange Securities Trading Limited (“SGX-ST”), the Company Shares will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the Securities and Exchange Commission (the “SEC”) of the United States of America (the “United States”) and prior written notification to the Nasdaq Global Select Market (“Nasdaq”), the ADSs will be

[1]	Each ADS represents 10 Company Shares on deposit with the custodian bank, Citibank Nominees Singapore Pte Ltd.

delisted from Nasdaq. The Company also intends to terminate the ADS Deposit Agreement in accordance with its terms, deregister the Company Shares and ADSs with the SEC and terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended.

2.4	Scheme Document. Further details on the terms and conditions upon which the Scheme will be implemented will be set out in the document to be issued by the Company to Company Shareholders (the “Scheme Document”) in due course.

3.	Principal Terms of the Implementation Agreement

3.1	Scheme Conditions.
3.1.1	Scheme Conditions: The Scheme is conditional upon the satisfaction (or, where applicable, waiver) of a number of conditions precedent (the “Scheme Conditions”) set out in Schedule 1 to this Announcement, by not later than 5.00 p.m. (Singapore time) on the date determined as set out below:
(i)	8 March 2010 (Singapore time); or

(ii)	if Cash is to be tested as at the 4th Test Date (pursuant to, and as such terms are defined in paragraph (m) of Schedule 1 to this Announcement), 11 March 2010 (Singapore time), in each case, as may be extended pursuant to paragraph 3.4.4 of this Announcement (the “Long-Stop Date”) or by agreement between the Parties.

3.1.2	Non-Satisfaction of Scheme Conditions: The Scheme will only become effective and binding if all the Scheme Conditions have been satisfied (or, where applicable, waived). Company Shareholders should note that if any of the Scheme Conditions are not satisfied (or, where applicable, waived) or if the Scheme has not become effective on or before 5.00 p.m. (Singapore time) on the Long-Stop Date, either Party may terminate the Implementation Agreement (save for the surviving provisions) by notice in writing to the other Party.
(i)	Acquiror’s Benefit: The Acquiror alone may waive the Scheme Conditions in paragraphs (b)(ii), (h)(i), (j), (l), (m) and (n) of Schedule 1 to this Announcement. Any breach or non-fulfilment of any such Scheme Conditions may be relied upon only by the Acquiror. The Acquiror may at any time and from time to time at its sole and absolute discretion waive any such breach or non-fulfilment.

(ii)	The Company’s Benefit: The Company alone may waive the Scheme Conditions in paragraphs (b)(i), (h)(ii), and (k) of Schedule 1 to this Announcement. Any breach or non-fulfilment of any such Scheme Conditions may be relied upon only by the Company. The Company may at any time and from time to time at its sole and absolute discretion waive any such breach or non-fulfilment.

(iii)	Mutual Benefit: The Parties together may jointly waive the Scheme Conditions in paragraphs (f) and (g) of Schedule 1 to this Announcement (each, to the extent legally permissible) and paragraph (i) of Schedule 1 to this Announcement (but only to the extent that both Parties are not in default, otherwise the Scheme Condition in paragraph (i) of Schedule 1 to this Announcement shall be for the benefit of the Party not in default).

(iv)	Other Conditions: For the avoidance of doubt, the Parties agree that the Scheme Conditions in paragraphs (a), (c), (d) and (e) of Schedule 1 to this Announcement are not capable of being waived by either or both Parties.
3.2	Termination Right. The Implementation Agreement may be terminated by either Party at any time on or prior to the date falling on the business day in Singapore immediately prior to the Effective Date (the “Record Date”) (provided that the Party seeking termination does so only after it has had prior consultation with the Securities Industry Council (the “SIC”)), and on the following grounds (each, a “Termination Right”):
3.2.1	Mutual Consent: by the mutual written consent of the Parties;

3.2.2	Court Order: by either Party, if any court of competent jurisdiction or governmental authority has issued an injunction, order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or preventing the consummation of the Acquisition or the implementation of the Scheme (or the proposed transactions relating to the Scheme), and such order, decree, ruling, other action or refusal shall have become final and non-appealable;

3.2.3	Breach: either:
(i)	by the Acquiror, if the Company is in material breach of any provision of the Implementation Agreement (other than a provision which is qualified by a materiality test, in which case any breach shall suffice) or has failed to perform and comply in all material respects with any Scheme Conditions which are expressed to be for the benefit of the Acquiror, and has failed to cure such breach after reasonable notice of such breach (specifying, to the extent reasonably practicable, the nature and circumstances of the breach) has been given, on or prior to the Record Date; or

(ii)	by the Company, if the Acquiror is in material breach of any provision of the Implementation Agreement (other than a provision which is qualified by a materiality test, in which case any breach shall suffice) or has failed to perform and comply in all material respects with any Scheme Conditions which are expressed to be for the benefit of the Company and has failed to cure such breach after reasonable notice of such breach (specifying, to the extent reasonably practicable, the nature and circumstances of the breach) has been given, on or prior to the Record Date, provided that either the Company or the Acquiror, as the case may be, has given written notice to the other Party of its intention to terminate the Implementation Agreement. In this circumstance, the Implementation Agreement shall be terminated on the date falling five business days after the date of such notice of termination;

3.2.4	Company Shareholders’ Approvals: by either Party, if the resolutions submitted to the meeting of Company Shareholders convened at the direction of the High Court of the Republic of Singapore (the “Court”) to approve the Scheme, and any adjournment thereof (the “Court Meeting”), are not approved (without amendment) by the requisite majorities of Company Shareholders;

3.2.5	Competing Offer: by either Party, if a Competing Offer (as defined in paragraph 3.4.1 of this Announcement) under Rule 14 or 15 of the Code becomes or is declared unconditional in all respects or becomes effective, as the case may be; or

3.2.6	SIC Competitive Procedure: by either Party, in the event that, following the conclusion of the procedure which may, from time to time, be established by the SIC to resolve a competitive situation (the “SIC Competitive Procedure”), the latest bid submitted by the Acquiror pursuant to such SIC Competitive Procedure is lower than the latest bid submitted by other competing offeror(s) pursuant to the SIC Competitive Procedure.
3.3	Consultation with the SIC. Any party seeking to terminate the Implementation Agreement by exercising the Termination Right or invoking the non-satisfaction of any of the Scheme Conditions as set out in paragraphs (b) and (f) to (n) of Schedule 1 to this Announcement to terminate the Implementation Agreement must first consult with the SIC and obtain the SIC’s approval of, or a statement that the SIC has no objections to, such termination.

3.4	Matching Right for Superior Offer.
3.4.1	Matching Right Notification and Matching Right: The Parties have agreed that in the event that the directors of the Company (the “Company Directors”) who are considered to be independent for the purposes of the Scheme or, where relevant, the Offer (the “Independent Directors”), in the exercise of their fiduciary obligations, decide to recommend or announce their intention to recommend a Competing Offer which they determine in good faith and in their sole discretion, following receipt of advice from their financial and legal advisers, to be superior to the terms offered by the Acquiror (the “Superior Offer”), the Company will promptly (and in any event, prior to the recommendation of or announcement of intention to recommend the Superior Offer) notify the Acquiror of such determination (the “Matching Right Notification”), and give the Acquiror the right at its discretion to match the Superior Offer (the “Matching Right”).

The term “Competing Offer” means, inter alia, any offer or proposal by any person (other than the Acquiror or any party acting in concert with it), pursuant to which such person or any other person may, whether directly or indirectly, (i) acquire or otherwise have an economic interest in (a) all or substantially all the assets, business and/or undertakings of the Company or certain of its subsidiaries or its associated company, (b) all or a significant portion of the share capital of the Company or (c) any part of the share capital of certain of the subsidiaries or associated company of the Company, (ii) acquire control of the Company and its subsidiaries (the “Group”, and each a “Group Company”), (iii) merge with the Company or certain of the Company’s subsidiaries or associated company, or (iv) effect a transaction which would preclude or restrict the Scheme, the Acquisition or a voluntary conditional cash offer by or on behalf of the Acquiror to acquire the Company Shares.

3.4.2	Matching Right Period: From the date of the Matching Right Notification, the Acquiror is entitled to match the Superior Offer during the applicable period set out below (the “Matching Right Period”):
(i)	in the event the Switch Option (as defined in paragraph 3.5 of this Announcement) is not or has not been validly exercised, (a) for a period as specified in the Matching Right Notification of not less than 10 business days in Abu Dhabi (in relation to the first exercise by the Acquiror of the Matching Right) and (b) for a period as specified in the Matching Right Notification of not less than three business days in Abu Dhabi (in relation to any subsequent exercise by the Acquiror of the Matching Right); or

(ii)	in the event the Switch Option is or has been validly exercised, (a) for a period of not less than three business days in Abu Dhabi, or (b) for such lesser period as is necessary to enable the Company to comply with its obligations under Rule 22.2 of the Code.
3.4.3	Matching Offer Determination:
(i)	In the event that the Acquiror exercises the Matching Right, the Independent Directors shall determine, in good faith and in their sole discretion, following receipt of advice of their financial and legal advisers, whether the Acquiror has matched the Superior Offer, and shall notify the Acquiror of such determination in writing (the “Matching Offer Determination”).

(ii)	If the Independent Directors do not issue the Matching Offer Determination upon (a) the expiration of five business days in Singapore after the Acquiror has validly exercised the Matching Right (in relation to the first exercise by the Acquiror of the Matching Right) and (b) the expiration of two business days in Singapore after the Acquiror has validly exercised the Matching Right (in relation to any subsequent exercise by the Acquiror of the Matching Right), the Independent Directors shall be deemed to have issued a Matching Offer Determination stating that the Acquiror has matched the Superior Offer for the purpose of allowing the Acquiror to exercise the Switch Option only, provided the Acquiror states, in the exercise of its Matching Right, that it intends to exercise the Switch Option.
3.4.4	Delay, Postponement or Adjournment: In the event the Scheme Document has not been despatched prior to the commencement of the applicable Matching Right Period or the establishment of the SIC Competitive Procedure, as the case may be, the Company shall be entitled to delay or postpone such despatch, until after the (i) expiration of the applicable Matching Right Period, if the Matching Right is not validly exercised, or the Independent Directors having delivered to the Acquiror the Matching Offer Determination, if the Matching Right is validly exercised or (ii) the completion of the SIC Competitive Procedure, as the case may be.

In the event the Scheme Document has been despatched prior to or on the commencement of the applicable Matching Right Period or the establishment of the SIC Competitive Procedure, as the case may be, the Company shall have the right to adjourn the Court Meeting after taking legal and financial advice that not to do so would be a breach of the fiduciary duties of the Company Directors or the Company’s obligations under applicable laws (including the Code).

However, the maximum delay, postponement or adjournment permitted as described above shall not exceed 16 business days in Abu Dhabi and Singapore in the aggregate, and the Long-Stop Date shall be correspondingly extended by the same number of business days in Abu Dhabi and Singapore as such delay, postponement or adjournment.
3.5	Switch Option.
3.5.1	Switch Option: Subject to prior consultation with the SIC, the Acquiror shall have the right at its discretion to elect to proceed with the Acquisition by way of a voluntary conditional cash offer ( the “Offer”) in lieu of proceeding by way of the Scheme (the “Switch Option”), if:

(i)	any person (other than the Acquiror or parties acting in concert with it) publicly announces a Superior Offer (whether on a firm intention or a pre-conditional basis) for no less than 30 per cent. of the voting rights of the Company;

(ii)	the Acquiror validly exercises the Matching Right, and receives or is deemed to have received the Matching Offer Determination stating that it has matched the Superior Offer; and

(iii)	the Acquiror duly announces its firm intention to make the Offer.
3.5.2	Terms of the Offer: If the Acquiror validly exercises the Switch Option, the Acquiror shall make the Offer on the same or better terms as those set out in the Acquiror’s proposal to the Company when exercising the Matching Right. The acceptance condition of such Offer may be set at only more than 50 per cent. of the Company Shares (including Company Shares held in the form of ADSs), and not conditional on higher level acceptances.

3.5.3	Termination of Implementation Agreement: If the Acquiror validly exercises the Switch Option, the Implementation Agreement shall terminate with effect from the date of announcement by the Acquiror of its firm intention to make the Offer, save for certain surviving provisions and the provisions relating to the Matching Right and non-solicitation described in paragraphs 3.4 and 3.6 of this Announcement, respectively.
3.6	Non-Solicitation.
3.6.1	No-Shop: During the period commencing from the Announcement Date to the termination of the Implementation Agreement in accordance with its terms or, where the Switch Option is validly exercised, to the later of the closing date of the Offer or the date the Offer lapses or is withdrawn (the “No-Shop Period”), the Company shall, inter alia, (i) deal exclusively with the Acquiror to complete the Scheme and (ii) not, and shall not permit any of its Group Companies or their respective employees, officers and advisers to (whether directly or indirectly) solicit, encourage, initiate or participate in any offer, proposal, expression of interest or make any initial or further approach to any person, or entertain any approach from or enter into or continue negotiations or discussions with any person (other than the Acquiror or any of its concert parties), or communicate any intention to any of these things, with respect to any Competing Offer, provided that such restriction shall not apply to the making of presentations to brokers, investors or analysts in the ordinary and usual course of the Company’s business generally, and shall not restrict the provision of information to the SGX-ST or SEC.

3.6.2	Unsolicited Offer: The Company is not prohibited or restricted, during the No-Shop Period, from receiving a bona fide unsolicited or uninitiated offer or proposal with respect to any Competing Offer (an “Unsolicited Offer”). In the event that any of the Company, the Group Companies, or their respective directors, employees, officers or advisers receives any Unsolicited Offer, the Company and/or the Company Directors shall be entitled, subject to the obligations described in paragraph 3.4 of this Announcement and in the exercise of the fiduciary duties of the Company Directors, to inter alia:
(i)	announce such Unsolicited Offer, insofar as such announcement is required under the Code, applicable laws or stock exchange rules;

(ii)	enter into negotiations, discussions or otherwise entertain the Unsolicited Offer if necessary for the Company Directors to comply with and discharge their fiduciary duties; and

(iii)	make or refrain from making any recommendation as the Company Directors may deem fit in respect of the Unsolicited Offer.
3.6.3	Notice: During the No-Shop Period, if the Company (i) is informed of or becomes aware of (a) an Unsolicited Offer, (b) any approach, solicitation or attempt to initiate any negotiations, correspondence or discussions, or (c) any other proposal that the Company reasonably believes could lead to a Competing Offer or (ii) enters into any discussions relating to the same, the Company will notify the Acquiror immediately in writing. Unless the Company is subject to a binding confidentiality agreement in effect prior to the date of the exclusivity agreement entered into with the Acquiror, the Company will disclose to the Acquiror all material terms of such proposal including the identity of the other parties and any price or price range. If the Company is bound by a confidentiality agreement, the Company will disclose to the Acquiror only information that the Company is permitted to disclose under such confidentiality agreement.
3.7	Certain Restrictions.
3.7.1	During the period commencing from the Announcement Date up to the date of termination of the Implementation Agreement in accordance with its terms, and for a period of six months after such termination (the “First Restricted Period”), the Acquiror shall not, and shall procure that the parties acting in concert with it (including ATIC and its subsidiaries) from time to time (the “Acquiror Affiliates”) and certain other persons agreed in writing between the Parties in writing (the “Restricted Affiliates”) shall not, unless pursuant to the terms of the Implementation Agreement or with the Company’s prior written consent:
(i)	acquire any Company Shares or securities which carry voting rights in the Company or are convertible into Company Shares or securities which carry voting rights in the Company, or rights to subscribe for, or options in respect of, such Company Shares or securities (all such securities, rights and options, the “Company Convertible Securities”), whether or not such Company Convertible Securities may be settled in cash or otherwise and whether at the discretion of the Acquiror or any of the Acquiror Affiliates or the Restricted Affiliates;

(ii)	make an offer for the Company Shares or Company Convertible Securities or announce or take any action which would require the announcement of any similar transaction involving the Company Shares or the Company Convertible Securities; or

(iii)	enter into any agreement, arrangement or understanding (whether conditionally, and whether legally binding or not) with any person in relation to any of the foregoing, or assist, advise or encourage any person to achieve any of the foregoing, save that, subject to applicable laws, nothing in this paragraph 3.7.1 shall prohibit the Acquiror and the Acquiror Affiliates (but not the Restricted Affiliates) from acquiring:

(a)	any CRPS or any Company Shares or Company Convertible Securities after the Switch Option is validly exercised; or

(b)	any Company Shares in aggregate representing less than 10 per cent. of the voting rights of the Company from time to time subject to compliance with the provisions of paragraph 3.7.2 of this Announcement; and
3.7.2	during the First Restricted Period and during the period from and including the Announcement Date to the later of (i) the date falling two years after the termination of the Implementation Agreement or (ii) the date when the aggregate direct or indirect shareholding of the Acquiror and the Acquiror Affiliates falls below one per cent. of the voting rights of the Company from time to time (the “Second Restricted Period”), the Acquiror shall and shall procure that each of the Acquiror Affiliates (and each of the Restricted Affiliates for so long as such Restricted Affiliate is a concert party of the Acquiror Affiliates) shall:
(a)	in respect of all and not some only of the Company Shares held by it, vote in favour of any resolution (including an ordinary, a special or a scheme resolution) of the Company which is recommended by a majority of the Company Directors and shall not otherwise vote any such Company Shares;

(b)	in respect of all and not some only of the Company Shares held by it, accept any tender offer, general offer or partial offer which is recommended by a majority of the Company Directors;

(c)	not convene, requisition or join in requisitioning, any general meeting of the Company;

(d)	not propose any nominee for appointment to the Board of Directors of the Company (whether by way of an ordinary resolution or otherwise);

(e)	not seek to control or influence the business strategy or management of the business of the Group; or

(f)	not enter into any agreement, arrangement or understanding (conditionally or otherwise and whether legally binding or not) with any person in relation to the foregoing or assist, advise or encourage any person to achieve any of the foregoing.
and shall, upon the request in writing of the Company, notify the Company of the number of Company Shares or Company Convertible Securities held by it and each of the Acquiror Affiliates (and each of the Restricted Affiliates for so long as such Restricted Affiliate is a concert party of the Acquiror Affiliates) as soon as reasonably practicable (and in any event not later than five business days of such request).
For the avoidance of doubt, paragraphs 3.7.1 and 3.7.2 of this Announcement shall not apply (i) following the effectiveness of the Scheme or, if the Switch Option is validly exercised, following the date the Offer becomes or is declared unconditional in all respects and (ii) if no Company Shares or Company Convertible Securities are bought by the Acquiror or any of the Acquiror Affiliates or the Restricted Affiliates during the First Restricted Period.

3.8	Fee. The Company shall pay the Acquiror a sum equal to S$25,375,176.64 (the “Fee”) in the following events, provided that the Company shall not be obliged to pay any amount which the SIC determines would not be permitted by Rule 13 of the Code:

3.8.1	Recommendation of Competing Offer: if a Competing Offer or an intention to make a Competing Offer is announced by a third party (whether or not such Competing Offer is pre-conditional) and:
(i)	the Independent Directors recommend or announce their intention to recommend such Competing Offer over the Scheme or do not unequivocally recommend that Company Shareholders vote in favour of the Scheme; or

(ii)	in the event that prior to the announcement of the Competing Offer or the intention to make a Competing Offer the Independent Directors, having recommended that Company Shareholders vote in favour of the Scheme, withdraw such recommendation or announce their intention to withdraw such recommendation and subsequently, recommend or announce their intention to recommend such Competing Offer or do not unequivocally recommend that Company Shareholders vote in favour of the Scheme, and Company Shareholders’ approval of the Scheme is not obtained;

3.8.2	Breach of Material Obligations: if the Company breaches any of its Material Obligations:
(i)	prior to the date of the Court Meeting, and Company Shareholders’ approval of the Scheme is not obtained; or

(ii)	after Company Shareholders’ approval of the Scheme is obtained and the Scheme does not become effective by the Long-Stop Date due to any of the Scheme Conditions in paragraphs (d) and (e) of Schedule 1 to this Announcement not being fulfilled other than as a result of the Company exercising its right to terminate the Implementation Agreement on the grounds described in paragraph 3.2.3(ii) of this Announcement.
The term “Material Obligations” means the obligations of the Company under the Implementation Agreement to comply with (I) certain procedural aspects relating to the implementation of the Scheme, including, (A) making an application to the Court for order(s) to convene the Court Meeting, (B) despatching the Scheme Document, (C) applying to the Court for an order of the Court sanctioning the Scheme (the “Court Order”) if the Scheme is approved by the requisite majorities at the Court Meeting and (D) lodging the Court Order with the Accounting and Corporate Regulatory Authority of Singapore and (II) the provisions as described in paragraphs 3.4, 3.6 and 15 of this Announcement; or

3.8.3	Entertainment of Unsolicited Offer: if the Company exercises its right to enter into negotiations, discussions or otherwise entertains an Unsolicited Offer as described in paragraph 3.6.2(ii) of this Announcement, and Company Shareholders’ approval of the Scheme is not obtained.
The maximum amount payable by the Company in relation to the foregoing events shall not exceed an amount equal to the Fee.

3.9	Acceleration of RSUs and PSUs. Pursuant to the terms of the Implementation Agreement, the Company shall accelerate all outstanding RSUs and PSUs granted under the RSU Plan and the PSU Plan, respectively, as at the Announcement Date, on and subject to the effectiveness of the Scheme or if the Switch Option is exercised, on the Offer becoming or being declared unconditional in all respects. The Acquiror has undertaken to pay the Company a sum in cash equal to the Scheme Consideration multiplied by the aggregate number of Company Shares comprised in such accelerated RSUs and PSUs (collectively, the “Accelerated Amount”) (less any applicable withholding tax amount) not later than five business days prior to the dates on which such payments are due to the grantees as described below provided that:
3.9.1	the aggregate number of Company Shares comprised in the accelerated RSUs under the RSU Plan shall not exceed 3,791,945; and

3.9.2	the aggregate number of Company Shares comprised in the accelerated PSUs under the PSU Plan shall not exceed 979,754.
Upon receipt of the Accelerated Amount, the Company shall pay an amount in cash equal to the Accelerated Amount (less any applicable withholding tax amount) to the relevant grantees (in the relevant amounts) within five business days after the Effective Date or after the date the Offer becomes or is declared unconditional in all respects, as the case may be, subject to the relevant grantees continuing to be employed by a Group Company at the Effective Date or the date the Offer becomes or is declared unconditional in all respects, as the case may be.

4.	The Preference Share Offer

4.1	Preference Share Offer. The Acquiror will make an offer (the “Preference Share Offer”) to the holders of CRPS (the “Preference Share Holders”) to purchase all the CRPS held by the Preference Share Holders for a cash amount equal to the Early Redemption Price (as defined in Article 4A of the Articles of Association of the Company (the “Articles”)) for each CPRS (the “Preference Share Price”), and in conjunction therewith, to secure a consent from each accepting Preference Share Holder to a proposal by the Company to amend Article 4A of the Articles in the manner described in paragraph 15.3 of this Announcement.

4.2	Scheme and Preference Share Offer Mutually Exclusive. For the avoidance of doubt, whilst the Preference Share Offer is conditional upon the Scheme becoming effective, the Scheme will not be conditional upon any level of acceptances received in relation to the Preference Share Offer. The Scheme and the Preference Share Offer are separate and are mutually exclusive. The Preference Share Offer does not form part of the Scheme, and vice versa. Without prejudice to the foregoing, if a Preference Share Holder exercises the CRPS held by it into new Company Shares, it may not accept the Preference Share Offer in respect of such CRPS. Conversely, if a Preference Share Holder wishes to accept the Preference Share Offer in respect of the CRPS held by it, it may not exercise those CRPS into new Company Shares.

4.3	Despatch Date. Details of the Preference Share Offer will be despatched to Preference Share Holders not later than the date of despatch of the Scheme Document.

5.	GS Option Proposal

An appropriate proposal will be made by or on behalf of the Acquiror to the holder of the GS Option in respect of the GS Option in due course.

6.	Irrevocable Undertakings

6.1	STS Irrevocable Undertaking. Singapore Technologies Semiconductors Pte Ltd (“STS”), which holds 586,752,688 Company Shares as at the Announcement Date, representing approximately 62.28 per cent. of all the Company Shares[2], has given an irrevocable undertaking to the Acquiror and ATIC (the “STS Irrevocable Undertaking”) to, inter alia:
6.1.1	Vote in favour of the Scheme at the Court Meeting: vote or procure the voting of all its Company Shares (i) in favour of the Scheme at the Court Meeting and (ii) against any resolution or proposal to adjourn the Court Meeting, except in the event the Company seeks an adjournment of the Court Meeting for any reason described in paragraph 3.4.4 of this Announcement or with the prior written consent of the Acquiror;

6.1.2	Accept the Offer: in the event the Acquiror validly exercises the Switch Option, (i) accept the Offer in respect of all its Company Shares not later than five business days after the despatch of the formal document in relation to the Offer and (ii) not withdraw its acceptance of the Offer, without the prior written consent of the Acquiror; and

6.1.3	Vote in favour of the Special Resolutions at the EGM: to the extent permitted by applicable laws, vote or procure the voting of all its Company Shares (i) in favour of the Special Resolutions at the EGM (as the terms are defined in paragraph 15 of this Announcement) and (ii) against any resolution or proposal to adjourn the EGM, except in the event the Company seeks an adjournment of the EGM where the Company seeks an adjournment of the Court Meeting for any reason described in paragraph 3.4.4 of this Announcement or with the prior written consent of the Acquiror.
The STS Irrevocable Undertaking will continue to be binding on STS even if the Acquiror does not exercise the Switch Option in the event of a Superior Offer.

Further, STS has agreed to be bound by certain non-solicitation provisions during the term of the STS Irrevocable Undertaking, save for certain exceptions.

6.2	Management Executive Irrevocable Undertakings. Each of Chia Song Hwee (President and Chief Executive Officer of the Company (“CEO”)) and George Thomas (the Chief Financial Officer of the Company) has given an irrevocable undertaking to the Acquiror and ATIC (each, the “Management Executive Undertaking”, and together, the “Management Executive Undertakings”) on terms substantially similar to the STS Irrevocable Undertaking.

As at the Announcement Date, Chia Song Hwee holds 188,000 Company Shares, representing approximately 0.02 per cent. of all the Company Shares, and George Thomas holds 52,086 Company Shares, representing approximately 0.01 per cent. of all the Company Shares.

6.3	Termination. The STS Irrevocable Undertaking and the Management Executive Undertakings (collectively, the “Irrevocable Undertakings”) will each terminate on the earliest of the following dates:
6.3.1	the Long-Stop Date, or such later date as the Acquiror, ATIC and the party giving the relevant Irrevocable Undertaking may agree in writing, if the Scheme lapses, is withdrawn or does not become effective by such time for any reason other than a breach by such party of its obligations under the relevant Irrevocable Undertaking;

[2]	As at the Latest Practicable Date, the total number of Company Shares in issue is 942,060,579.

6.3.2	in the event the Acquiror makes an Offer in lieu of proceeding with the Scheme and such Offer is not made in compliance with a valid exercise of the Switch Option by the Acquiror;

6.3.3	the date the Scheme lapses, is withdrawn or does not become effective for any reason other than a breach by the party giving the relevant Irrevocable Undertaking of its obligations under the relevant Irrevocable Undertaking; and

6.3.4	the date the Scheme becomes effective in accordance with its terms, provided that where an Offer is made pursuant to and in compliance with a valid exercise of the Switch Option, then, the Irrevocable Undertakings will terminate on the earlier of (i) the completion of the Offer by the transfer of the Company Shares to the Acquiror or as it may direct subsequent to the Offer becoming unconditional or (ii) four months after the Long-Stop Date.

6.4	No other Irrevocable Undertakings. Save for the Irrevocable Undertakings, none of the Acquiror, ATIC and any party acting in concert with them has received any other irrevocable undertakings from any other party to vote in favour of, or reject, the Scheme as at the Latest Practicable Date.

7.	Information on the Company, the Acquiror and ATIC

7.1	Information on the Company. The Company was incorporated in Singapore on 16 November 1987. The Company Shares were listed on the Main Board of the SGX-ST on 1 November 1999 and the ADSs were listed on Nasdaq on 29 October 1999. The Company is one of the world’s leading dedicated semiconductor foundries. The Group provides comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and is focused on providing foundry services to customers that serve high-growth, technologically advanced applications for the communications, consumer and computer sectors.

The Group currently owns, or has an interest in, six fabrication facilities — Fabs 2, 3, 3E, 5, 6 and 7, all of which are located in Singapore. In addition, the Group has service operations in nine locations in seven countries throughout North America, Europe and Asia.

As at the Latest Practicable Date, the Company Directors were (i) James A. Norling (Chairman), (ii) Chia Song Hwee (President and CEO), (iii) Philip Tan Yuen Fah (Chairman of the Audit Committee), (iv) Charles E. Thompson, (v) Tay Siew Choon, (vi) Peter Seah Lim Huat (Chairman of the Executive Resource and Compensation Committee), (vii) Pasquale Pistorio (viii) Steven H. Hamblin and (ix) Maurizio Ghirga.

Further, as at the Latest Practicable Date, the Company had (a) in issue 942,060,579 Company Shares and 28,350 CRPS, convertible into 68,810,679 Company Shares at the prevailing US$4.12 conversion price, (b) 14,508,770 Company Shares comprised in outstanding Options, (c) 3,791,945 Company Shares comprised in outstanding RSUs, (d) 979,754 Company Shares comprised in outstanding PSUs and (e) 32,388,322 Company Shares comprised in the GS Option.

7.2	Information on the Acquiror and ATIC.
7.2.1	Information on the Acquiror: The Acquiror is a special purpose vehicle incorporated in Abu Dhabi on 2 September 2009 for the purpose of the Acquisition. The Acquiror is a wholly-owned subsidiary of ATIC.

As at the Latest Practicable Date, the directors of the Acquiror (the “Acquiror Directors”) were (i) Ibrahim Ajami and (ii) Samak Azar.

7.2.2	Information on ATIC: ATIC was created in 2008. A technology investment company wholly-owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both in Abu Dhabi and internationally. ATIC’s mandate is to generate returns that deliver long-term economic and social benefits to Abu Dhabi.

As at the Latest Practicable Date, the directors of ATIC (the “ATIC Directors”) were (i) Waleed Al Mokarrab Al Muhairi (Chairman), (ii) Dr Sultan Ahmed Al Jaber, (iii) Jassem Mohammed Al Zaabi, (iv) Mohamed Al Hammadi and (v) Falah Al Ahbabi.
8.	Rationale for the Acquisition and Future Plans for the Group

8.1	Rationale for the Acquisition. ATIC has made a significant investment in the outsourced semiconductor manufacturing, commonly referred to as “foundry”, industry with the creation of GlobalFoundries, Inc. (“GLOBALFOUNDRIES”). GLOBALFOUNDRIES offers its customers leading edge foundry services from its facility in Dresden, Germany and is currently developing a new facility in New York, the United States. The Acquisition would allow ATIC to build on the complementary platforms of the Company and GLOBALFOUNDRIES, utilizing the Company’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint, and capitalise on the continued growth in the global semiconductor foundry industry.

8.2	Future Plans for the Group. Following the completion of the Acquisition, ATIC will work with the management teams of the Company and GLOBALFOUNDRIES to make operational improvements and to integrate operations. ATIC has no current intention of making material changes to the existing businesses of the Company.

9.	Financial Evaluation of the Scheme Consideration

9.1	Scheme Consideration. The Scheme Consideration represents a premium/(discount) over the recent market prices of the Company Shares and the ADSs. Specifically, the Scheme Consideration represents the following premium/(discounts):

Premium/
		Benchmark	Premium/		(Discount to)
		price of the	(Discount to) the		the
		Company	benchmark price	Benchmark price	benchmark
		Shares on the	of the Company	of the ADSs on	price of the
		SGX-ST(1)	Shares on the	Nasdaq(1)(2)	ADSs on
		(S$)	SGX-ST (%)	(US$)	Nasdaq (%)

(i)	Last transacted price as quoted on 28 May 2009(3)	2.18	22.9	14.81	25.9

					Premium/
		Benchmark	Premium/		(Discount to)
		price of the	(Discount to) the		the
		Company	benchmark price	Benchmark price	benchmark
		Shares on the	of the Company	of the ADSs on	price of the
		SGX-ST(1)	Shares on the	Nasdaq(1)(2)	ADSs on
		(S$)	SGX-ST (%)	(US$)	Nasdaq (%)

(ii)	Last transacted price as quoted on 4 September 2009, being the Latest Practicable Date	2.66	0.8	18.78	(0.7)

(iii)	Volume-weighted average price (“VWAP”) for the period of five trading days up to the Latest Practicable Date	2.53	5.9	17.57	6.1

(iv)	VWAP for the period of 30 trading days up to the Latest Practicable Date	2.35	14.2	16.19	15.2

(v)	VWAP for the period of 90 trading days up to the Latest Practicable Date	2.11	26.8	14.50	28.5

(vi)	VWAP for the period of six months up to the Latest Practicable Date	1.86	44.2	11.94	56.1

Notes:

(1)	The figures set out in Section 9.1 of this Announcement are based on data extracted from Bloomberg L.P. and are adjusted (where applicable, retroactively) for the Company’s 27-for-10 rights offering completed on 15 April 2009 and 10-for-1 share consolidation effective on 21 May 2009.

(2)	One ADS represents 10 Company Shares on deposit with the ADS custodian bank, Citibank Nominees Singapore Pte. Ltd.

(3)	On 29 May 2009, the Singapore Business Times reported on a possible acquisition by ATIC of the Company Shares held by STS, which report was followed by a holding announcement by the Company on the same day. 28 May 2009 is therefore the trading day immediately prior to the commencement of market speculation.
10.	Approvals Required

10.1	Approvals. The Scheme will require, inter alia, the following approvals:
10.1.1	the approval of the Scheme by a majority in number of, and representing not less than 75 per cent. in value of the Company Shares held by, Company Shareholders present and voting, either in person or by proxy, at the Court Meeting; and

10.1.2	the approval of the Scheme by the Court.
In addition, the Scheme will only come into effect if all the Scheme Conditions have been satisfied (or, where applicable, waived) in accordance with the terms of the Implementation

Agreement and when a copy of the Court Order has been lodged with the Accounting and Corporate Regulatory Authority of Singapore.

Upon the Scheme becoming effective, it will be binding on all Company Shareholders, whether or not they attended or voted at the Court Meeting (and if they attended and voted, whether or not they voted in favour of the Scheme). Although ADS Holders will not be entitled to attend the Court Meeting, they will be given the opportunity to instruct the ADS Depositary as to how to vote the Company Shares underlying their ADSs. For the avoidance of doubt, upon the Scheme becoming effective, the Scheme will also be binding in respect of the Company Shares underlying the ADSs, irrespective of how ADS Holders instructed the ADS Depositary to vote at the Court Meeting.

10.2	Exemptions. In relation to the Code, the SIC has confirmed that the Scheme is exempted from Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and Note 1(b) on Rule 19 of the Code, subject to the following conditions:
10.2.1	the common substantial shareholders of the Company and the Acquiror abstain from voting on the Scheme;

10.2.2	the Acquiror and parties acting in concert with it abstain from voting on the Scheme;

10.2.3	the Company Directors who are also Acquiror Directors abstain from making a recommendation on the Scheme to Company Shareholders; and

10.2.4	the Company appoints an independent financial adviser to advise Company Shareholders on the Scheme.
11.	Confirmation of Financial Resources

Credit Suisse (Singapore) Limited, in their capacity as financial adviser to the Acquiror and ATIC in connection with the Acquisition and the Scheme, confirms that sufficient financial resources are available to the Acquiror to satisfy in full the aggregate Scheme Consideration payable by it for all the Scheme Shares, and to satisfy full acceptance of the Preference Share Offer.

12.	Financial Advisers to the Company

12.1	Joint Financial Advisers to the Company. Morgan Stanley Asia (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd. (collectively, the “FAs”) have been appointed as the joint financial advisers to the Company in connection with the Acquisition and the Scheme.

At the meeting of the Company’s Board of Directors on 6 September 2009, the FAs rendered their respective oral opinions addressed solely to the Board of Directors of the Company, subsequently confirmed in writing (the “Fairness Opinions”), that, as at 7 September 2009, based upon the considerations and subject to the qualifications set forth in the respective Fairness Opinions, the Scheme Consideration to be paid to the Company Shareholders pursuant to the Implementation Agreement was fair from a financial point of view to the Company Shareholders.

12.2	Independent Financial Adviser to the Independent Directors. The Independent Directors have today appointed Deutsche Bank AG, Singapore Branch as an independent financial adviser (the “IFA”) to advise them in respect of the Scheme and the Preference Share Offer.

13.	Scheme Document

The Scheme Document containing full details of the Scheme (including the recommendations of the Independent Directors along with the advice from the IFA (the “IFA Opinion”)) and giving notice of the Court Meeting to approve the Scheme will be despatched to Company Shareholders in due course.

Company Shareholders are advised to refrain from taking any action in relation to their Company Shares which may be prejudicial to their interests until they have considered the information and the recommendations of the Independent Directors on the Scheme as well as the IFA Opinion set out in the Scheme Document.

Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

14.	Disclosures

14.1	Shareholdings and Dealings. Disclosures in relation to shareholdings and dealings in:
14.1.1	Company Shares or Company Convertible Securities;

14.1.2	shares or securities which carry voting rights in the Acquiror (the “Acquiror Shares”) or are convertible into Acquiror Shares or securities which carry voting rights in the Acquiror, or rights to subscribe for, or options in respect of, such Acquiror Shares or securities (all such securities, rights and options, “Acquiror Convertible Securities”); and

14.1.3	shares or securities which carry voting rights in ATIC (“ATIC Shares”) or are convertible into ATIC Shares or securities which carry voting rights in ATIC, or rights to subscribe for, or options in respect of, such ATIC Shares or securities (all such securities, rights and options, “ATIC Convertible Securities”), are set out in Schedule 3 to this Announcement.

15.	Extraordinary General Meeting

15.1	Special Resolutions. Pursuant to the terms of the Implementation Agreement, the Company has undertaken to procure that an extraordinary general meeting of Company Shareholders (the “EGM”) be held immediately upon the conclusion of the Court Meeting (if the resolutions submitted to the Court Meeting are approved by the requisite majorities of Company Shareholders), for the purposes of passing the special resolutions on terms agreed in writing between the Parties (the “Special Resolutions”) to amend the Articles by inserting the Special Resolutions described in paragraphs 15.2 and 15.3 of this Announcement.

Unless stated otherwise, the terms used or referred to in this paragraph 15 shall have the same meanings as those used in the Articles.

15.2	Transfer of New Company Shares. Subject to and upon:
15.2.1	the Scheme becoming effective and binding; or

15.2.2	where the Offer is made, the completion of the compulsory acquisition of the Company Shares by the Acquiror pursuant to Section 215(1) of the Companies Act (“Compulsory Acquisition”),

as the case may be, if any new Company Shares are issued to any person other than the Acquiror or a subsidiary of the parent company for the time being of the Acquiror (a “new member”) after:
(i)	48 hours before the time and date of the Court Meeting, where the Scheme has become effective and binding; or

(ii)	where the Acquiror has made an Offer, and the Offer has become or has been declared unconditional in all respects, the closing date of such Offer, such new member shall be required to transfer such Company Shares immediately upon issue, free of all Encumbrances, to the Acquiror (or as the Acquiror may direct in writing to the new member), for a consideration of a sum equal to (a) the Scheme Consideration or (b) where the Offer has been made, the offer price under the Offer, each subject to any adjustments, if required, in the event of a sub-division or consolidation of the Company Shares, such adjustments to be determined by the Board of Directors of the Company as appropriate (the “Transfer Consideration”). Payment of the Transfer Consideration in respect of any new Company Shares transferred under this paragraph 15.2 shall be made within 10 days of the date of transfer of such new Company Shares to the Acquiror, or as the Acquiror may direct in writing to the new member.
15.3	Company’s Right to Treat Conversion as Redemption. Where a Preference Share Holder delivers a copy each of a Conversion Notice to the Company and the Conversion Agent in accordance with this paragraph 15.3, the Company shall have the right but not the obligation in its sole discretion and without the consent of the Preference Share Holder to satisfy its obligation to issue Company Shares upon the exercise of such Preference Share Holder’s conversion right by redeeming such CRPS for the Redemption Amount on a date fixed by the Company, falling not less than five and not more than 20 Business Days after the date of delivery of the Conversion Notice. The provisions of Article 4A.9 of the Articles shall apply to any such redemption.

15.4	Notice of EGM. Notice of the EGM for the purpose of passing the Special Resolutions, together with the accompanying Proxy Statement, will be despatched to Company Shareholders in due course.

16.	Documents for Inspection

Copies of the Implementation Agreement and the Irrevocable Undertakings will be made available for inspection during normal business hours at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 from the Announcement Date up to the Effective Date.

17.	Overseas Company Shareholders

The applicability of the Scheme to persons not resident in Singapore or the United States may be affected by the laws of the relevant jurisdiction. Company Shareholders who are not resident in Singapore or the United States should keep themselves informed of, and observe, any applicable restrictions or prohibitions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

18.	Responsibility Statements

18.1	Company. The Company Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Company Directors has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement. The Company Directors do not accept any responsibility for any information relating to or opinions expressed by the Acquiror, ATIC, the FAs and the IFA.

18.2	Acquiror. The Acquiror Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Acquiror Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement. The Acquiror Directors do not accept any responsibility for any information relating to or opinions expressed by the Company, the FAs and the IFA.

18.3	ATIC. The ATIC Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the ATIC Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement. The ATIC Directors do not accept any responsibility for any information relating to or opinions expressed by the Company, the FAs and the IFA.

By Order of the Board	By Order of the Board
Chartered Semiconductor Manufacturing Ltd.	ATIC International Investment Company LLC
7 September 2009
Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

ATIC International Investment
Chartered Semiconductor Manufacturing Ltd.		Company LLC
Morgan Stanley Asia (Singapore) Pte. Tel: +65 6834 6707 Fax: +65 6834 6898 Address: 23 Church Street #16-01 Capital Square Singapore 049481	Citigroup Global Markets Singapore Pte. Ltd. Tel: +65 6432 1955 Fax: +65 6432 1239 Address: 3 Temasek Avenue #17-00 Centennial Tower Singapore 039190	Credit Suisse (Singapore) Limited Tel: +65 6212 2000 Fax: +65 6212 4868 Address: 1 Raffles Link #03-01/#04-01 South Lobby Singapore 039393

The Acquisition relates to the shares of a Singapore company and is proposed to be made by means of a scheme of arrangement under Singapore company law. The Scheme is not subject to the tender offer or proxy rules under the United States Securities Exchange Act of 1934, as amended. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in schemes of arrangements in Singapore, which differ from the requirements of United States tender offer and proxy rules.
This document contains forward-looking statements, which are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the future plans of the Company following the Acquisition and the expected benefits from the Acquisition. These forward-looking statements are based on risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In particular, we cannot assure you that the Acquisition will be approved by the Company Shareholders or that the Scheme Conditions will be satisfied or that the Acquisition will occur

SCHEDULE 1
SCHEME CONDITIONS
All capitalised terms used and not defined in this Announcement shall have the same meanings given to them in the Implementation Agreement. In particular, all references to “BidCo” are references to the Acquiror and references to Clauses are references to the Clauses of the Implementation Agreement. A copy of the Implementation Agreement is available for inspection at the registered office of the Company during normal business hours until the Effective Date.
The Parties agree that the Scheme and the completion of the Acquisition shall be conditional upon the following occurring (or, if applicable, waived) on or prior to 5.00 p.m. (Singapore time) on the Long-Stop Date:
(a)	Regulatory Approvals: prior to the first application to the Court for an order to convene the Court Meeting, the following Regulatory Approvals having been obtained, and not having been withdrawn or revoked (if applicable) on or before the Record Date:
(i)	confirmation from the SIC that Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and note 1(b) to Rule 19 of the Code shall not apply to the Scheme; and

(ii)	the approval-in-principle from the SGX-ST of the Scheme, the Scheme Document and for the proposed delisting of the Company from the SGX-ST;
(b)	Authorisations: in addition to the approvals mentioned in Clause 4.1(a):
(i)	in relation to BidCo, all authorisations, consents, clearances, permissions and approvals as are necessary or required by BidCo under any and all Applicable Laws, from all relevant Governmental Authorities for or in respect of the Acquisition and the implementation of the Scheme; and

(ii)	in relation to the Company, all authorisations, consents, clearances, permissions and approvals as are necessary or required by the Company under any and all Applicable Laws, from all relevant Governmental Authorities for or in respect of the Acquisition and the implementation of the Scheme,
(collectively, the “Authorisations”) having been obtained prior to the Record Date, and not having been withdrawn or revoked (if applicable) on or before the Record Date and if any of such Authorisations is subject to any conditions or requires any actions or obligations to be taken or performed, all such actions having been duly taken or performed on or prior to the Record Date save where the failure to obtain any such Authorisation, the withdrawal or revocation of any such Authorisation, or the failure to meet any such condition or take any such action or perform any such obligation would not have a material adverse effect on any of (A) ATIC or its business, (B) the Group or its business or (C) GLOBALFOUNDRIES or its business;

(c)	Court Meeting: the approval of the Scheme having been granted by the Shareholders at the Court Meeting in compliance with the requirements of Section 210(3) of the Companies Act;

(d)	Court Order: the grant of the Court Order by the Court and such Court Order having become final;

(e)	ACRA Lodgement: the lodgement and registration of the Court Order with ACRA pursuant to Section 210(5) of the Companies Act;

(f)	Anti-trust Approvals:
(i)	approval or clearance of the Acquisition or, if applicable, the Overall Transaction, having been granted by the competent competition authorities pursuant to the merger control laws of Austria, China, Germany and South Korea (together with such laws and applicable merger control laws of the United States, hereinafter collectively referred to as the “Antitrust Laws”), and such approvals or clearances not having been withdrawn or revoked (if applicable) on or before the Record Date; or

(ii)	if either the U.S. Federal Trade Commission (“FTC”) or Antitrust Division of the U.S. Department of Justice (“DOJ”) conducts an investigation or review of the Acquisition or the Overall Transaction, then neither the FTC (by (I) the Commission or the Secretary or (II) the Director of the Bureau of Competition and the Director of the Bureau of Economics) nor the DOJ (by (A) the Deputy Assistant Attorney General for Merger and the Deputy Assistant Attorney General for Economics or (B) the Assistant Attorney General) shall have communicated in writing to either ATIC or BidCo and the Company to cease and abstain from consummating the Acquisition or the Overall Transaction on or before the Record Date; or

(iii)	if the European Commission for any reason (including in response to a written request by ATIC, BidCo or GLOBALFOUNDRIES for guidance) reviews all or any aspect of the Overall Transaction, a Head of Unit or official of higher rank in the Directorate General for Competition of the European Commission shall not have given an unambiguous and unqualified statement in writing to BidCo by 5 November 2009 that, in the view of the European Commission’s legal services or in the view of the European Commission, the Overall Transaction fails to constitute a “concentration” within the meaning of Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EC Merger Regulation”); provided that:
(A)	the Company, or with respect to matters that BidCo considers to be of a sensitive nature, the Company’s legal counsel, has had an opportunity to review and approve such request, review and approve (in all cases, such review and approval by the Company or the Company’s legal counsel not be unreasonably withheld or delayed) any subsequent communications, and participate in any oral communications to the extent practicable and reasonable; and

(B)	in the event this Clause 4.1(f)(iii) is not satisfied, BidCo will take all steps necessary including amending the management and operating agreement in connection with the Overall Transaction or otherwise, to render the Overall Transaction a “concentration” within the meaning of the EC Merger Regulation by the Record Date, whereupon this Clause 4.1(f)(iii) shall be deemed to be satisfied; provided that this Clause 4.1(f)(iii) shall not require BidCo to take any action that will result in (I) a breach under the Relevant Agreement; or (II) loss of GLOBALFOUNDRIES’ rights under the Relevant Agreement; or (III) GLOBALFOUNDRIES to no longer be deemed a “subsidiary” of the Relevant Person under the Relevant Agreement;

(g)	No Legal or Regulatory Restraint: between the date of this Agreement and up to the Record Date, no injunction or other order, legal or regulatory restraint, prohibition or condition preventing the consummation of the Acquisition or the implementation of the Scheme (or the proposed transactions relating to the Scheme) or the consummation of the Overall Transaction having been issued by any Governmental Authority or by any court of competent jurisdiction, and remaining in effect as at the Record Date;

(h)	No Prescribed Occurrence: between the date of this Agreement and up to the Record Date, no Prescribed Occurrence:
(i)	in relation to the Company (or where applicable, any other Group Company), save for the Permitted Events; or

(ii)	in relation to BidCo,
as the case may be, having occurred, other than as required or contemplated by this Agreement;

(i)	No Termination: this Agreement not having been terminated pursuant to Clause 7;

(j)	The Company Warranties and Covenants:
(i)	(A)	the Company Warranties that are qualified as to materiality being true and correct in all respects and not misleading in any respect; and

	(B)	the Company Warranties that are not qualified as to materiality being true and correct in all material respects and not misleading in any material respect, in each case as of the date of this Agreement and as of the Record Date as if they had been made on and as of the Record Date, except to the extent any such Company Warranty expressly relates to an earlier date (in which case as at such earlier date); and

(ii)	the Company having, as at the Record Date, performed and complied in all material respects with all covenants and agreements contained in this Agreement which are required to be performed by or complied with by it, on or prior to the Record Date;
(k)	The BidCo Warranties and Covenants:
(i)	(A)	the BidCo Warranties that are qualified as to materiality being true and correct in all respects and not misleading in any respect; and

	(B)	the BidCo Warranties that are not qualified as to materiality being true and correct in all material respects and not misleading in any material respect, in each case as at the date of this Agreement and as at the Record Date as if they had been made on and as at the Record Date; and

(ii)	BidCo having, as at the Record Date, performed and complied in all material respects with all covenants and agreements contained in this Agreement which are required to be performed by or complied with by it, on or prior to the Record Date;
(l)	No Material Adverse Event: none of the following events, matters or circumstances (“Material Adverse Event”) having occurred between the date of this Agreement and the Record Date:

(i)	a diminution in the Company’s consolidated total equity (“TE”) (calculated on the same basis as the calculation for the Company’s TE for the financial period ended 30 June 2009 as reflected in the Unaudited HY1 2009 Financial Statements) to an amount less than US$1,400 million:
(I)	as at 30 November 2009 (the “1st Test Date”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 30 November 2009 and as certified in writing by the Chief Financial Officer of the Company; or

(II)	as at 31 December 2009 (the “2nd Test Date”), as reflected in the unaudited consolidated financial statements of the Company for the full financial year ending 31 December 2009 (the “Full-Year Financial Statements”) and as certified in writing by the Chief Financial Officer of the Company, provided that for the purposes of this Clause 4.1(l)(i):
(A)	TE shall be tested:
(1)	once only, either as at the 1st Test Date or the 2nd Test Date;

(2)	as of the 1st Test Date if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable TE to be tested as of the 1st Test Date and the certificate referred to in paragraph (C) below to be delivered; and

(3)	as of the 2nd Test Date if the Record Date is set on or after 8 January 2010, provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall on or after 8 January 2010 so as to enable TE to be tested as of the 2nd Test Date and the certificate referred to in paragraph (C) below to be delivered;
(B)	any diminution or increase in the Company’s TE arising from (1) currency translations (during the relevant period) attributable only to the difference between the Functional Currency of any Group Company and the Presentation Currency of the Company, (2) any fixed asset impairment charge or fixed asset write-off that any Group Company is required to recognise under U.S. GAAP during the period commencing on 1 July 2009 and ending on the 1st Test Date or the 2nd Test Date, as the case may be and/or (3) the fees, commissions, costs and expenses incurred or accrued by the Group in relation to, or in connection with, the Acquisition and the Scheme not exceeding an aggregate amount agreed between the Parties as at the date of this Agreement, shall each not be taken into account; and

(C)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to 10 December 2009 (in the case of paragraph (A)(2) above) or, as the case may be, on or prior to 10 January 2010 (in the case of paragraph (A)(3) above), then the diminution in the Company’s consolidated TE to an amount less than US$1,400 million shall be deemed to have occurred;
(ii)	the net revenue for the Group (excluding the net revenue of SMP and calculated on the same basis as the calculation for the Company’s net revenue for the financial year ended 31 December 2008 as reported in the Company’s annual report on Form 20-F dated 27 February 2009) (“net revenue”) being:
1)	less than US$550 million for the period commencing 1 July 2009 and ending 30 November 2009 (the “1st Test Period”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 30 November 2009 and as certified in writing by the Chief Financial Officer of the Company; or

2)	less than US$625 million for the period commencing 1 July 2009 and ending 31 December 2009 (the “2nd Test Period”), as reflected in the Full-Year Financial Statements and as certified in writing by the Chief Financial Officer of the Company, provided that for the purposes of this Clause 4.1(l)(ii):
(A)	net revenue for the Group shall be tested:
(1)	once only, either with respect to the 1st Test Period or the 2nd Test Period;

(2)	with respect to the 1st Test Period if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable net revenue to be tested with respect to the 1st Test Period and the certificate referred to in paragraph (B) below to be delivered; and

(3)	with respect to the 2nd Test Period if the Record Date is set on or after 8 January 2010, provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall on or after 8 January 2010 so as to enable net revenue to be tested with respect to the 2nd Test Period and the certificate referred to in paragraph (B) below to be delivered; and
(B)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to 10 December 2009 (in the case of paragraph (A)(2) above) or, as the case may be, on or prior to 10 January 2010 (in the case of paragraph (A)(3) above), then the net revenue for the

Group shall be deemed be less than the applicable amount set out in this Clause 4.1(l)(ii)(I) or 4.1(l)(ii)(II), as the case may be;
(iii)	a reduction of more than 15% in the value of orders (as defined below):
(I)	for the 1st Test Period (as compared against the corresponding period commencing 1 July 2008 and ended 30 November 2008 for the previous financial year ended 31 December 2008), as certified in writing by the Chief Financial Officer of the Company; or

(II)	for the 2nd Test Period (as compared against the corresponding period commencing 1 July 2008 and ended 31 December 2008) for the previous financial year ended 31 December 2008, as certified in writing by the Chief Financial Officer of the Company, provided that for the purposes of this Clause 4.1(l)(iii):
(A)	value of orders shall be tested:
(1)	once only, either with respect to the 1st Test Period or the 2nd Test Period;

(2)	with respect to the 1st Test Period if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable value of orders to be tested with respect to the 1st Test Period and the certificate referred to in paragraph (B) below to be delivered; and

(3)	with respect to the 2nd Test Period if the Record Date is set on or after 8 January 2010, provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall on or after 8 January 2010 so as to enable value of orders to be tested with respect to the 2nd Test Period and the certificate referred to in paragraph (B) below to be delivered;
(B)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to 10 December 2009 (in the case of paragraph (A)(2) above) or, as the case may be, on or prior to 10 January 2010 (in the case of paragraph (A)(3) above) , then a reduction of more than 15% in value of the orders shall be deemed to have occurred; and

(C)	“value of orders” shall be determined by reference to the aggregate purchase orders received and accepted by the Group during the relevant period in question and calculated on the same basis as the calculation for the corresponding period in question; or

(iv)	there being no material disruption to the operations of the Group, and for the purposes of this sub-Clause, “material disruption to the operations of the Group” means an event, occurrence or action (each referred to as the “Disruption Event”) which, in the opinion of the Independent Expert (acting as an expert and not as an arbitrator and taking into account such factors, assumptions and principles as the Independent Expert shall determine in its absolute discretion), such opinion being final and binding on the Parties, is (I) more than a temporary disruption and (II) will result in the average projected monthly production capacity of the Group (taken as a whole) expressed in terms of 8-inch equivalent wafers over the period of 12 months after the occurrence of the Disruption Event decreasing by 28% or more from the actual monthly production capacity of the Group (taken as a whole) expressed in terms of 8-inch equivalent wafers for the month of August 2009;
(m)	Cash Balance: the cash and cash equivalents plus the restricted cash of the Group (and in each case calculated on the same basis as the calculation for the Group’s cash and cash equivalents and restricted cash for the financial year ended 31 December 2008 as reported in the Company’s annual report on Form 20-F dated 27 February 2009) (“Cash”), being:
(i)	not less than US$585 million as at the 1st Test Date, as reflected in the monthly consolidated management accounts of the Company for the financial period ending 30 November 2009 and as certified in writing by the Chief Financial Officer of the Company; or

(ii)	not less than US$585 million as at the 2nd Test Date, as reflected in the Full-Year Financial Statements and as certified in writing by the Chief Financial Officer of the Company; or

(iii)	not less than US$400 million as at 31 January 2010 (the “3rd Test Date”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 31 January 2010 and as certified in writing by the Chief Financial Officer of the Company; or

(iv)	not less than US$300 million as at 28 February 2010 (the “4th Test Date”), as reflected in the monthly consolidated management accounts of the Company for the financial period ending 28 February 2010 and as certified in writing by the Chief Financial Officer of the Company, and all such amounts are free from any Encumbrances and/or restriction on usage (except for the restricted cash) and are placed with banks in Singapore, provided that for the purposes of this Clause 4.1(m):
(A)	Cash shall be tested:
(1)	once only, whether as at the 1st Test Date, the 2nd Test Date, the 3rd Test Date or the 4th Test Date;

(2)	as of the 1st Test Date if the Record Date is set between 8 December 2009 and 30 December 2009 (both dates inclusive), provided further that, if but for this paragraph (A)(2) the Record Date could be set earlier than 8 December 2009, the Company shall set the Record Date to fall between 8 December 2009 and 30 December 2009 (both dates inclusive) so as to enable Cash to be tested as of the 1st Test Date and the certificate referred to in paragraph (C) below to be delivered;

(3)	as of the 2nd Test Date if the Record Date is set between 8 January 2010 and 30 January 2010 (both dates inclusive), provided further that, if but for this paragraph (A)(3) the Record Date could be set earlier than 8 January 2010 (but only on or after the 2nd Test Date), the Company shall set the Record Date to fall between 8 January 2010 and 30 January 2010 (both dates inclusive) so as to enable Cash to be tested as of the 2nd Test Date and the certificate referred to in paragraph (C) below to be delivered;

(4)	as of the 3rd Test Date if the Record Date is set between 8 February 2010 and 27 February 2010 (both dates inclusive), provided further that, if but for this paragraph (A)(4) the Record Date could be set earlier than 8 February 2010 (but only on or after the 3rd Test Date), the Company shall set the Record Date to fall between 8 February 2010 and 27 February 2010 (both dates inclusive) so as to enable Cash to be tested as of the 3rd Test Date and the certificate referred to in paragraph (C) below to be delivered; and

(5)	as of the 4th Test Date if the Record Date is set on or after 8 March 2010, provided further that, if but for this paragraph (A)(5) the Record Date could be set earlier than 8 March 2010 (but only on or after the 4th Test Date), the Company shall set the Record Date to fall on or after 8 March 2010 so as to enable Cash to be tested as of the 4th Test Date and the certificate referred to in paragraph (C) below to be delivered;
(B)	any diminution or increase in the cash and cash equivalent plus restricted cash of the Group arising from (I) currency translations (during the relevant period) attributable only to the difference between the Functional Currency of any Group Company and the Presentation Currency of the Company and/or (II) the fees, commissions, costs and expenses incurred or accrued by the Group in relation to, or in connection with, the Acquisition and the Scheme not exceeding an aggregate amount agreed between the Parties as at the date of this Agreement, shall each not be taken into account; and

(C)	if the Chief Financial Officer of the Company does not deliver his certification in writing on or prior to:
(1)	10 December 2009 (in the case of paragraph (A)(2) above);

(2)	10 January 2010 (in the case of paragraph (A)(3) above);

(3)	10 February 2010 (in the case of paragraph (A)(4) above); or

(4)	10 March 2010 (in the case of paragraph (A)(5) above),
then Cash shall be deemed be less than the applicable amount set out in this Clause 4.1(m)(i), 4.1(m)(ii), 4.1(m)(iii) or 4.1(m)(iv), as the case may be; and

(n)	Undertakings: contemporaneously with the execution of this Agreement:
(i)	STS shall have provided and delivered the STS Irrevocable Undertaking to BidCo and ATIC; and

(ii)	each of the Management Executives shall have provided and delivered his Management Executive Undertaking to BidCo and ATIC.

SCHEDULE 2
PRESCRIBED OCCURENCES
All capitalised terms used and not defined in this Announcement shall have the same meanings given to them in the Implementation Agreement. In particular, all references to “BidCo” are references to the Acquiror. A copy of the Implementation Agreement is available for inspection at the registered office of the Company during normal business hours until the Effective Date.
For the purpose of the Implementation Agreement, “Prescribed Occurrences”, in relation to BidCo or the Group, as the case may be, means any of the following:
(1)	Conversion of Shares: the Company converting all or any of its shares into a larger or smaller number of shares;

(2)	Share Buy-back: the Company entering into a share buy-back agreement or resolving to approve the terms of a share buy-back agreement under the Companies Act or the equivalent companies or securities legislation;

(3)	Alteration of Share Capital: the Company resolving to alter its share capital in any way;

(4)	Allotment of Shares: any Group Company making an allotment of, or granting an option to subscribe for, any shares or securities convertible into shares or agreeing to make such an allotment or to grant such an option or convertible security (including Company RSUs and Company PSUs);

(5)	Issuance of Debt Securities: any Group Company issuing, or agreeing to issue, convertible notes or other debt securities;

(6)	Dividends and other Distributions: the Company declaring, making or paying any dividends or any other form of distribution to its shareholders without the prior written approval of BidCo;

(7)	Injunction: an injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Scheme or the Acquisition or any part thereof by BidCo or the Company;

(8)	Resolution for Winding Up: BidCo or any Group Company resolving that it be wound up;

(9)	Appointment of Liquidator and Judicial Manager: the appointment of a liquidator, provisional liquidator, judicial manager and/or provisional judicial manager of BidCo or any Group Company;

(10)	Order of Court for Winding Up: the making of an order by a court of competent jurisdiction for the winding up of BidCo or any Group Company;

(11)	Composition: BidCo or any Group Company entering into any arrangement or general assignment or composition for the benefit of its creditors generally;

(12)	Appointment of Receiver: the appointment of a receiver or a receiver and manager, in relation to the property or assets of BidCo or any Group Company;

(13)	Insolvency: BidCo or any Group Company becoming or being deemed by law or a court to be insolvent, or stops or suspends or defaults on, or threatens to stop or suspend or default on, payment of its debts;

(14)	Cessation of Business: BidCo or any Group Company ceases or threatens to cease for any reason to carry on business in its usual ordinary course;

(15)	Investigations and Proceedings: if BidCo or any Group Company or any of their respective directors is or will be the subject of any governmental, quasi-governmental, criminal, regulatory or stock exchange investigation and/or proceeding relating to any criminal or statutory offence of BidCo or any Group Company or any of their respective directors, which would have a material adverse effect on the business, operations, assets and/or financial condition of BidCo or, as the case may be, the Group, taken as a whole, provided that this paragraph (15) does not apply to a case where BidCo or a relevant Group Company or any of their respective directors assists in any investigation of other persons; or

(16)	Analogous Event: any event occurs which, under the laws of any jurisdiction, has an analogous or equivalent effect to any of the foregoing event(s).

SCHEDULE 3
DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

1.	Disclosures of Interests in Securities

1.1	Interests in the securities of the Company.
(i)	As at the Latest Practicable Date, save as disclosed below, none of the Company Directors owns, controls or has agreed to acquire any Company Shares or Company Convertible Securities:
(a)	Interests in Company Shares:

		Direct Interest		Deemed Interest
		No. of		No. of
	Name of Company	Company	Percentage	Company	Percentage
No.	Director	Shares	(%)	Shares	(%)
(1)	James A. Norling	39,799	n.m.	—	—
(2)	Chia Song Hwee	188,000	0.02	—	—
(3)	Philip Tan Yuen Fah	5,351	n.m.	—	—
(4)	Charles E. Thompson	41,890	n.m.	—	—
(5)	Tay Siew Choon	4,154	n.m.	—	—
(6)	Peter Seah Lim Huat	5,268	n.m.	—	—
(7)	Pasquale Pistorio	652,684	0.07	—	—
(8)	Steven H. Hamblin	13,422	n.m.	—	—
(9)	Maurizio Ghirga	3,389	n.m.	—	—
(b)	Interests in Options:

		No. of
		Company	Exercise
		Shares	Price per
	Name of	comprised in	Company
No.	Company Director	Options	Share (S$)	Exercise Period
(1)	James A. Norling	220,473	S$7.10 to S$25.80	1 May 2002 to 31 August 2012
(2)	Chia Song Hwee	1,362,878	S$4.78 to S$94.50	29 April 2000 to 31 August 2017
(3)	Philip Tan Yuen Fah	34,302	S$7.10 to S$8.10	26 August 2006 to 31 August 2012

		No. of
		Company	Exercise
		Shares	Price per
	Name of	comprised in	Company
No.	Company Director	Options	Share (S$)	Exercise Period
(4)	Charles E. Thompson	24,878	S$7.10 to S$8.10	26 August 2006 to 31 August 2012
(5)	Tay Siew Choon	24,878	S$7.10 to S$8.10	26 August 2006 to 31 August 2012
(6)	Peter Seah Lim Huat	34,302	S$7.10 to S$8.10	26 August 2006 to 31 August 2012
(7)	Pasquale Pistorio	24,878	S$7.10 to S$8.10	26 August 2006 to 31 August 2012
(8)	Steven H. Hamblin	15,831	S$7.10 to S$8.10	26 August 2007 to 31 August 2012
(9)	Maurizio Ghirga	5,277	S$7.10	31 August 2008 to 31 August 2012
(c)	Interests in RSUs:

		No. of
		Company Shares
	Name of	comprised
No.	Company Director	in RSUs	Vesting Period
(1)	James A. Norling	44,717	30 May 2010 to 7 August 2012
(2)	Chia Song Hwee	229,522	30 May 2010 to 29 May 2012
(3)	Philip Tan Yuen Fah	24,967	30 May 2010 to 7 August 2012
(4)	Charles E. Thompson	20,585	30 May 2010 to 7 August 2012
(5)	Tay Siew Choon	21,935	30 May 2010 to 7 August 2012
(6)	Peter Seah Lim Huat	24,967	30 May 2010 to 7 August 2012
(7)	Pasquale Pistorio	17,258	30 May 2010 to 7 August 2012
(8)	Steven H. Hamblin	23,206	30 May 2010 to 7 August 2012

		No. of
		Company Shares
	Name of	comprised
No.	Company Director	in RSUs	Vesting Period
(9)	Maurizio Ghirga	23,206	30 May 2010 to 7 August 2012
(d)	Interests in PSUs:

No. of
Company Shares
	Name of	comprised
No.	Company Director	in PSUs	Vesting Period
(1)	James A. Norling	—	—
(2)	Chia Song Hwee	116,062	31 August 2010 to 29 May 2012
(3)	Philip Tan Yuen Fah	—	—
(4)	Charles E. Thompson	—	—
(5)	Tay Siew Choon	—	—
(6)	Peter Seah Lim Huat	—	—
(7)	Pasquale Pistorio	—	—
(8)	Steven H. Hamblin	—	—
(9)	Maurizio Ghirga	—	—
(ii)	As at the Latest Practicable Date, none of (a) the Acquiror, (b) ATIC, (c) the Acquiror Directors, (d) the ATIC Directors and (e) other parties acting in concert with the Acquiror owns, controls or has agreed to acquire any Company Shares or Company Convertible Securities.

1.2	Interests in the Securities of the Acquiror.
(i)	As at the Latest Practicable Date, none of the Company or its subsidiaries owns, controls or has agreed to acquire any Acquiror Shares or Acquiror Convertible Securities.

(ii)	As at the Latest Practicable Date, none of the Company Directors owns, controls or has agreed to acquire any Acquiror Shares or Acquiror Convertible Securities.

1.3	Interests in the Securities of ATIC.
(i)	As at the Latest Practicable Date, none of the Company or its subsidiaries owns, controls or has agreed to acquire any ATIC Shares or ATIC Convertible Securities.

(ii)	As at the Latest Practicable Date, none of the Company Directors owns, controls or has agreed to acquire any ATIC Shares or ATIC Convertible Securities.

2.	Disclosure of Dealings in Securities

2.1	Dealings in the Securities of the Company.
Pursuant to the Company’s 27-for-10 rights offering completed on 15 April 2009, the following Company Directors subscribed for, and were allocated, excess rights to subscribe for the following number of Company Shares or ADSs, as the case may be, at the following prices: (i) Steven Hugh Hamblin, 5,000 ADSs at US$0.45 per ADS; (ii) Charles E Thompson, 662 Company Shares at S$0.07 per Company Share, (iii) Tay Siew Choon, 662 Company Shares at S$0.07 per Company Share, and (iv) Philip Tan Yuen Fah, 829 Company Shares at S$0.07 per Company Share. Further, Pasquale Pistorio, who took up rights to subscribe for 4,000,000 Company Shares (out of his entitlement to subscribe for 6,750,000 Company Shares) sold rights to subscribe for 2,750,000 Company Shares. Save as disclosed, none of the Company Directors has dealt for value in the Company Shares or Company Convertible Securities during the period commencing six months immediately preceding the Announcement Date.

2.2	Dealings in the Securities of the Acquiror.
(i)	None of the Company or any of its subsidiaries has dealt for value in the Acquiror Shares or Acquiror Convertible Securities during the period commencing six months immediately preceding the Announcement Date.

(ii)	None of the Company Directors has dealt for value in the Acquiror Shares or Acquiror Convertible Securities during the period commencing six months immediately preceding the Announcement Date.

2.3	Dealings in the Securities of ATIC.
(i)	None of the Company or any of its subsidiaries has dealt for value in the ATIC Shares or ATIC Convertible Securities during the period commencing six months immediately preceding the Announcement Date.

(ii)	None of the Company Directors has dealt for value in the ATIC Shares or ATIC Convertible Securities during the period commencing six months immediately preceding the Announcement Date.

3.	Confidentiality
In the interests of confidentiality, the Acquiror has not made any enquiries in respect of certain parties who are acting in concert with it in connection with the Acquisition and the Scheme. Further enquiries will be made of such persons and the relevant disclosures will be made in due course subsequently and in the Scheme Document.